OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Pediatric Services of America, Inc.
(Name of Issuer)
Common Shares, $0.01 par value
(Title of Class of Securities)
705323103
(CUSIP Number)
Jennifer Nance, 600 New Hampshire Avenue, NW, Washington, DC 20037, (202) 266-7900

Copy to:
Gregory V. Gooding, Esq., Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D/A

CUSIP No.	705323103

1	NAMES OF REPORTING PERSONS: Portfolio Logic LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
32-0092779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,090,918**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,090,918**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,090,918**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4%**,***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* Portfolio Logic LLC and Jeffrey D. Zients (the “Reporting Persons”) may be deemed to be part of a group, and to share beneficial ownership, with the D3 Filing Parties (as defined in Item 2 of this Statement) as a result of the non-binding Memorandum of Understanding described in Item 4 of this Statement. The Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock held by the D3 Filing Parties.
** Does not include 1,453,444 shares of Common Stock that are beneficially owned by the D3 Filing Parties, as reported in Amendment No. 23 to the statement on Schedule 13D, dated April 29, 2007, filed by the D3 Filing Parties. The Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock held by the D3 Filing Parties.
*** Based on 7,575,913 shares of Common Stock outstanding as of May 18, 2007, as set forth on the cover page of the Issuer’s preliminary proxy statement on Schedule 14A, filed May 25, 2007.

CUSIP No.	705323103

1	NAMES OF REPORTING PERSONS: Jeffrey D. Zients

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,090,918**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,090,918**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,090,918**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.4%**,***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Portfolio Logic LLC and Jeffrey D. Zients (the “Reporting Persons”) may be deemed to be part of a group, and to share beneficial ownership, with the D3 Filing Parties (as defined in Item 2 of this Statement) as a result of the non-binding Memorandum of Understanding described in Item 4 of this Statement. The Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock held by the D3 Filing Parties.
** Does not include 1,453,444 shares of Common Stock that are beneficially owned by the D3 Filing Parties, as reported in Amendment No. 23 to the statement on Schedule 13D, dated April 29, 2007, filed by the D3 Filing Parties. The Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock held by the D3 Filing Parties.
*** Based on 7,575,913 shares of Common Stock outstanding as of May 18, 2007, as set forth on the cover page of the Issuer’s preliminary proxy statement on Schedule 14A, filed May 25, 2007.

     This Statement constitutes Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2004 (as amended, the “Schedule 13D”). This Schedule 13D/A relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pediatric Services of America, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Act on behalf of Portfolio Logic LLC, a Delaware limited liability corporation (“Portfolio Logic”), and Jeffrey D. Zients, an individual (collectively, the “Reporting Persons”). Based on his relationship with Portfolio Logic, as described in the Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Portfolio Logic for purposes of Section 13(d).
     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. Capitalized terms used and not defined in this Amendment have the meanings given to them in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 of Schedule 13D is hereby amended to add the following immediately after the last paragraph thereof:
     As a result of the non-binding Memorandum of Understanding described in Item 4 of this Statement, the Reporting Persons may be deemed to be part of a group and to share beneficial ownership, for purposes of Rule 13d-5(b)(1) under the Act, with The D3 Family Fund, L.P., The DIII Offshore Fund, L.P., The D3 Family Bulldog Fund L.P., Nierenberg Investment Management Company, Inc., and Nierenberg Investment Management Offshore Inc. (the “D3 Filing Parties”). This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Act. None of the D3 Filing Parties is a reporting person for purposes of this Schedule 13D, and the D3 Filing Parties are filing a separate statement on Schedule 13D. The Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock held by the D3 Filing Parties.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:
     Between August 10, 2004 and June 9, 2006, Portfolio Logic acquired 1,090,918 shares of Common Stock for an aggregate purchase price of $10,900,891. The funds for the purchase of the shares of Common Stock held by Portfolio Logic came from its working capital. The working capital of Portfolio Logic may from time to time include the proceeds of margin loans entered into in the ordinary course of business, with such loans being secured by securities owned by Portfolio Logic.
     As described in Item 4 of Amendment No. 6 to the Schedule 13D, dated April 25, 2007 (“Amendment No. 6”) (which Item 4 of Amendment No. 6 is incorporated by reference herein), on April 25, 2007, Portfolio Logic entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Portfolio Logic, Pointer Acquisition Co., Inc., a Delaware corporation and wholly owned subsidiary of Portfolio Logic (“Merger Sub”) and the Issuer, as filed by the Issuer as Exhibit 2.1 of Form 8-K, dated April 25, 2007, which exhibit is incorporated by reference herein. The Reporting Persons estimate that the amount of funds that will be required to purchase all of the shares of outstanding Common Stock to be converted in the Merger into the right to receive the Merger Consideration (as defined in Item 4 of Amendment No. 6), to settle outstanding, in-the-money options, to consummate the Merger and related transactions, and to pay related fees and expenses, will be approximately $135 million. These payments are expected to be funded by a combination of: (i) up to $25 million of debt financing; (ii) the “roll-over” of all of the shares Common Stock currently owned by Portfolio Logic and shares of the Issuer currently owned by the D3 Parties (as defined in Item 4 of Amendment No. 6) having a value, based on the Merger Consideration, of not less than $18 million and not more than $24 million; (iii) working capital of Portfolio Logic; and (iv) the Issuer’s available cash. The Reporting Persons currently expect that all other costs, expenses and liabilities of the Issuer arising out of or relating to the transaction shall be paid by the Issuer from cash available to the Issuer immediately prior to the consummation of the Merger.
Item 4. Purpose of Transaction.
     The last four paragraphs of Item 4 are hereby amended and restated to read as follows:
     As a result of discussions held between the Reporting Persons and the D3 Parties since the Reporting Persons filed Amendment No. 6, Portfolio Logic and the D3 Parties have entered into a non-binding Memorandum of Understanding, dated as of May 25, 2007 (the “Memorandum”). The Memorandum provides that prior to the closing of the Merger: (i) Portfolio Logic will form a new Delaware corporation (“Newco”) and will contribute to Newco all of the common shares of Merger Sub, together with the all of the shares of Common Stock currently owned by Portfolio Logic and an amount of cash to be determined; (ii) one or more of the D3 Parties will contribute to Newco shares of Common Stock having a value, based on the Merger Consideration, of not less than $18 million and not more than $24 million, such amount to be agreed upon by the D3 Parties and Portfolio Logic prior to the consummation of the Merger, which will result in the D3 Parties owning a minority interest in Newco; and (iii) Portfolio Logic and the D3 Parties will enter into a shareholders agreement that will provide that, among other things, Mr. Nierenberg will be elected to the board of directors of each of Newco and the Issuer following the consummation of the Merger.
     There is no assurance that the D3 Parties will participate in the Merger as contemplated by the Memorandum. In the event that the D3 Parties do not so participate in the Merger, the Reporting Persons intend to consummate the Merger.
     The foregoing is a summary of certain transactions and should not be construed as a solicitation of a proxy or an offer to purchase shares of Common Stock. Stockholders should read the Issuer’s proxy statements and other relevant documents regarding the Merger filed with the Commission as they become available because they contain and will contain important information relevant to the decision to approve the Merger. Stockholders will be able to receive these documents (as they become available), as well as other documents filed by the Reporting Persons or its affiliates with respect to the Merger, free of charge at the Commission’s web site, www.sec.gov.
     Other than as set forth herein, in the Memorandum filed in Item 7 to this Statement and incorporated by reference to this Item 4, in the Merger Agreement and in the Schedule 13D, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, the Reporting Persons intend from time to time to review their investment and may, based on any such review, acquire beneficial ownership of additional Common Stock of other securities of the Issuer, including securities that may be convertible into or exercisable for Common Stock, cease to have beneficial ownership of Common Stock or explore another possible acquisition of the Issuer, in each case depending upon price, market conditions, discussions with management, availability of funds, evaluation of alternative investments and other factors.
     The foregoing is qualified in its entirety by reference to the full text of each of: (i) the Merger Agreement; (ii) the Standstill Agreement (as defined in Amendment No. 6); (iii) the Rights Agreement, as amended (as defined in Amendment No. 6), as filed as set forth previously in this Statement; and (iv) the Memorandum.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(b) of the Schedule 13D are each hereby amended to add immediately following the last paragraph thereof the amended text of Item 2 of this Statement. As noted therein, the Reporting Persons expressly disclaim any beneficial ownership of the shares of Common Stock held by the D3 Filing Parties.
Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.
     Item 6 of the Schedule 13D is hereby amended so that the amended and restated text of Item 4 of this Statement is identically amended and restated in Item 6.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1: Memorandum of Understanding between Portfolio Logic and the D3 Parties dated as of May 25, 2007.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PORTFOLIO LOGIC LLC
Dated May 25, 2007

By:	Portfolio Logic Management LLC, Its Manager

By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients, Manager

JEFFREY D. ZIENTS
Dated May 25, 2007

By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients